301 Yamato Road, Suite 1240 Boca Raton, FL 33431 Phone: 1-800-630-4190 Web: www.True2Beauty.com Publicly Traded Stock: TRTB

March 20, 2015

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	True 2 Beauty, Inc.
Registration Statement on Form S-1
Filed February 2, 2015
Amendment No. 1 to Registration Statement on Form S-1
Filed February 6, 2015
File No. 333-201811

Dear Ms. Ransom:

On behalf of True 2 Beauty, Inc., a Nevada company (the “Company”), we hereby provide responses to comments (the “Comments) of the staff of the U.S. Securities and Exchange Commission (the “Staff”) issued in a letter dated March 2, 2015 (the “Staff’s Letter”) regarding the Company’s above-referenced Registration on Form S-1, as filed with the U.S. Securities and Exchange Commission (the “Commission”) on February 6, 2015. In order to facilitate your review, we have responded to each of the Comments set forth in the Staff’s Letter, on a point-by-point basis. The Comments are set forth below in bold font and our response follows each respective Comment. Terms used but not defined herein have the respective meanings assigned thereto in the Form S-1.

General

1.	It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets related to your intended business, and you have no or nominal operations related to your intended business. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144 and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

True 2 Beauty, Inc.

March 20, 2015

Response to Comment 1

We do not believe we are a shell company, as defined in Rule 12b-2 of the Securities Exchange Act of 1934. We have exerted substantial efforts towards the development of our online shopping platform and marking and authentication services. We had revenue of $35,240 and $79,496 for the years ended March 31, 2014 and 2013, respectively. As evidenced below, we have engaged in a committed business plan of launching our online shopping platform and offering our marking and authentication services by the end of 2015.

Since January 2012 to present, our Chief Executive Officer has oversaw and directed our business activities by, among other things, developing our business concept and coordinating the work of our 3 full time consultants who are: (a) our IT/Programming Consultant, who from July 14, 2014 to present, has been building our website, which includes all backend and front end programming; (b) our Web Designer & Marketing Consultant (working part-time from fall of 2013 to summer 2014 and full-time from August 2014 to present), who is designing our website for the user experience, which includes graphic design and functionality and developing marketing strategies to identify our potential customers, which will include television advertising, print, radio, and online outreach; (c) our Business Development/Marketing/Project Manager (working for us on a full-time basis since January 2012 and who has 35 years of marketing, branding and retail experience) who collaborates on our overall business concepts/goals by overseeing and coordinating the foregoing consultants’ work, attending industry events, including having attended marketing and promotional events surrounding the NBA All-Star week in February 2015 and regional trade shows related to sports merchandise, such as the Sports Licensing Show (Dallas, Texas) in August 2014 and meeting with current and retired professional athletes for them to act as spokesman for our website and sell or promote their memorabilia on our website. Our consultants all work in coordination with one another towards a common goal of completing our online marketplace platform and have collectively worked over 5,000 hours towards that goal. This includes multiple daily conference calls with our Chief Executive Officer and consultants and sharing an office in Las Vegas, Nevada for the past 3 months. As of March 17, 2015, the site is approximately 80% completed, including all of the underlying coding for the database structure, security, registration, and many other key components, as well as the basic design, functionality, and content for the site. We anticipate the site going into an early stage internal beta test by the end of March 2015.

We have also engaged in efforts to promote our planned website and marking and authentication services. We hired a paid spokesperson, Bobby Grich, to promote our website and services. We are attempting to secure agreements with partners, such as the NBA Retired Players Association and NBA Players Association to introduce and support us by increasing the strength of the brand and secure individual agreements with active and retired NBA Players that would bring their sports items to our site for sale to our online population.

We have performed the following tasks in connection with our planning marking and authentication services:

•	Secured the Heads of Agreement with Applied DNA Sciences, Inc.
•	Researched and engaged in discussions with other marking and authentication services.

True 2 Beauty, Inc.

March 20, 2015

As evidenced by the foregoing, we have had operations and revenues that arise well above the “nominal” level. From its inception and especially since April 2014 while engaging in our current business plan, management has been actively pursuing its business plan through the several avenues and tasks described above. In SEC Release No. 33-8869, the SEC, addressed the meaning of “nominal” in footnote 172, which states “[c]contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company”. In other words, we believe that a company with a limited operating history, in the definition of a reporting or non-reporting shell company, does not meet the condition of having “no or nominal operations”, especially considering the substantial development efforts described above. As the SEC noted in footnote 172, it is inappropriate for the SEC to tag a company with a shell designation just because it is new, small and just starting to get its business to market. In conjunction therewith, we have substantially completed our efforts to accomplish our initial goals of completing our website by May 2015, going live with our website by June 2015 and commencing our marking and authentication services at that time and generating revenues thereafter from our online platform.

2.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response to Comment 2

Neither the Company nor anyone authorized to act on its behalf, presented or otherwise provided any such communications.

3.	In the appropriate place in your prospectus please disclose how the offering price was determined. Please see Item 505 of Regulation S-K and Item 5 to Form S-1.

Response to Comment 3

We have included a section “Determination of Offering Price: and have included the following disclosure:

“The offering price of the shares of Common Stock offered by the Selling Security Holders was determined by the Conversion price of $0.02 provided in the Convertible Note Agreements with the Selling Security Holders. The Note Agreements’ contract price was a negotiated price between us and the Note Holders; however, the trading price of the shares on the OTC Pinks during the month from September 2014 to October 2014 (from $0.02 to $0.03) was considered in determining the Note Agreement contract price.”

True 2 Beauty, Inc.

March 20, 2015

Front Cover of Prospectus

4.	Please note the date of the prospectus at the bottom of the cover page should be the approximate date of the effectiveness of the registration statement. See Rule 423 of Regulation C.

Response to Comment 4

We have adjusted the date as appropriate.

Prospectus Summary, page 1

5.	Revise to clarify that the summary highlights “material” rather than “selected” information.

Response to Comment 5

We have disclosed that the summary highlights “material” information rather than “selected” information.

6.	Prominently disclose on the first page that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, disclose you are a development stage company, have no or limited active business operations, no revenues, and no significant assets. Further, quantify the amount of funding you will need to raise over the next 12 months to continue in business. This comment also applies to your disclosures in your Description of Business section. With regard to your funding needs, we note your Risk Factor, “We will require additional capital to conduct our operations and support business growth..,” discussing your funding needs and your burn rate. Please provide a similar discussion.

Response to Comment 6

We have included on the first page of the prospectus disclosure regarding:

•	the going concern opinion
•	our funding needs (also discussed elsewhere in the prospectus)
•	we have limited active business operations, and no significant assets

Summary of Financial Information, page 4

7.	Please revise your disclosure to also state where the financial information for the 6 months ended September 30, 2013 was derived from.

Response to Comment 7

We have revised our financial information to reflect the nine months ended December 31, 2014 and disclosed that the source of the financial information for the nine months ended December 31, 2014 and 2013 is our unaudited financial statements for that same period.

True 2 Beauty, Inc.

March 20, 2015

Risk Factors, page 6

8.	Please add a risk factor to disclose that your Chief Financial Officer is not a full-time employee and clarify how much time he intends to devote to your company. Please also disclose that he serves as Chief Financial Officer for several other public and private companies and the risk that he may not be able to devote the time and resources your business may require, especially considering you are trying to develop your disclosure controls and procedures, internal controls over financial reporting and accounting systems.

Response to Comment 8

We have added a risk factor to disclose the risks associated with Chief Financial Officer working for us on part-time basis.

Dilution, page 23

9.	You are registering shares that would be issued if investors convert their promissory notes and that conversion will have a dilutive effect. Please add a section that discusses dilution based upon the issuance of shares under the convertible promissory notes or refer readers to your risk factor on page 21.

Response to Comment 9

In the Dilution Section, we have referred the Reader to our risk factor that discusses the sale of Shares by our debt holders (who are also our selling security holders), which will cause our shareholders to experience significant dilution deriving from the resale of a maximum of 26,000,000 shares.

Selling Shareholders, page 23

10.	In accordance with Item 507 of Regulation S-K, please provide for each selling shareholder its, his or her relationship to the registrant within the last three years

Response to Comment 10

We have disclosed that there has been no relationship, business or otherwise, between the Company and the selling shareholders for the past 3 years.

True 2 Beauty, Inc.

March 20, 2015

11.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the convertible promissory notes that are convertible into the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Response to Comment 11

We have disclosed that none of our selling shareholders are broker-dealers or affiliates of broker-dealers.

12.	Please clarify your disclosure concerning the shares held by “Dina M. Palermo or Jeffrey Smith.” Please indicate whether these shares are held jointly or explain to us how either Palermo or Smith owns or controls the securities.

Response to Comment 12

We have clarified our disclosure to reflect that Dina M. Palermo/Jeffrey Smith are wife and husband and jointly hold the shares with rights of survivorship. Additionally, we have disclosed that because they jointly own the shares, Dina M. Palermo/Jeffrey Smith jointly control the shares and their resale.

13.	With a view to understanding whether the conversion price you set for the convertible notes has any correlation to the quotation price of your shares on the pink sheets at the time you sold the convertible notes, please tell us exactly when you sold the convertible notes to the various purchasers.

Response to Comment 13

We have included the following table that summarizes the dates that the convertible notes were sold to the 7 selling security holders:

Date	Name	Amount
10/15/2014	Ascendant Partners LLC	$95,000
10/21/2014	Dina M Palermo/Jeffrey Smith (JTWROS)	$75,000
10/23/2014	Eisenberg Family Foundation	$150,000
10/23/2014	Plantation Partners LLC	$25,000
11/05/2014	Gerald E Commissiong	$5,000
11/11/2014	DTMFS LP	$25,000
11/19/2014	David Stefansky	$25,000

Total		$400,000

True 2 Beauty, Inc.

March 20, 2015

As mentioned previously in our response to Comment 3, we have included the following disclosure regarding correlation to the quotation price of our shares on the Pink Sheets to the conversion price.

“The offering price of the shares of Common Stock offered by the Selling Security Holders was determined by the Conversion price of $0.02 provided in the Convertible Note Agreements with the Selling Security Holders. The Note Agreements’ contract price was a negotiated price between us and the Note Holders; however, the trading price of the shares on the OTC Pinks during the month from September 2014 to October 2014 (from $0.02 to $0.03) was considered in determining the Note Agreement contract price.”

Plan of Distribution, page 24

14.	Please revise your disclosure here to reflect your disclosure on your cover page such that you should specifically reference the OTCQB rather than the OTC Markets when referring to the market you aspire to be quoted on.

Response to Comment 14

We have revised our disclosure to consistently reference the OTCQB.

Description of Business, page 25

15.	In an appropriate place in this discussion, please elaborate upon your relationship with Applied DNA Sciences to explain exactly which products the “Mark” you describe will be affixed. We note your explanation of the “Original” products and “Secondary” products, however, it appears that both products are intended to be sold by third parties on your platform, in which case it’s unclear how such products will procure a “Mark.” Clarify how the “Mark” will be affixed to products and how the costs associated with this aspect of your business will be absorbed.

Response to Comment 15

We have provided more specific disclosure to explain which products upon which the “Mark” will be affixed, Original products v. Secondary products and what is involved in affixing a Mark and Applied DNA Sciences involvement in the foregoing:

“We will provide marking and authentication services for Original items only, which are those that we document as authentic when they are created. This includes following a chain of custody for the “Mark”, marking the item, guaranteeing the creator’s identity is validated, and ownership registered in the LegacyXChange database. Chain of custody requires control of the “Mark” throughout the creation process, not allowing the “Mark” to be used for any other purpose than to “Mark” the specified items. This includes our designated handler for the mark and a video of the handling of the “Mark”. Most of these items will either already be in the possession of the Originator or will be supplied by LegacyXChange, such as rookie cards, photos, team jerseys, and other sports related merchandise.

True 2 Beauty, Inc.

March 20, 2015

With respect to secondary items, those items that already exist in the marketplace, there is no forum under which we may witness the creation of such items to enable us to authenticate such items. Accordingly, we will only provide marking services and not authentication services for secondary items. We will mark secondary items for the first time when they are sold on our site, once a sale has been completed. The items will be sent to our offices for marking, and once marked will be sent to the buyer. We reserve the right to terminate any transaction for a secondary item if such item is deemed counterfeit, either through outside authentication services or through information acquired that suggests an item may not be authentic. These items generally consist of memorabilia and collectibles associated with the Originator, usually bearing their name, such as signed sports cards, autographed photos and clothing.

These “Marks” are easily applied through ink in a pen or through use of a small applicator such as a swab or nail polish brush, invisible to the naked eye. The “Marks” can be applied anywhere on an item. The cost of the “mark” application and the labor involved is negligible, less than ten cents per application, and will be performed in seconds at either our own facility or in the field. These marking costs will be offset by revenue generated from the sale of items sold on our site.”

We have included additional disclosure to clarify:

a)	which “Mark” will be affixed to an item;
b)	The nature of Original products v. Secondary products;
c)	what is involved in affixing a Mark; and
d)	Applied DNA Sciences involvement in the foregoing:

16.	Disclose the length of your Heads of Agreement with Applied DNA Sciences with a view to understanding how long you have procured the right to affix the “Mark” on your seller’s products. Also, please file the Heads of Agreement as an exhibit to this registration statement or tell us why you don’t believe filing the agreement is required.

Response to Comment 16

The Heads of Agreement with Applied DNA Sciences expires on May 1, 2015. The Heads of Agreement was completed in order begin to build a relationship with Applied DNA Sciences and to explore a permanent arrangement/agreement with Applied DNA. Due to the transitory and short term nature of this arrangement/agreement, we do not believe that filing the agreement is material to understanding of our business. Additionally, we have not made and do not intend to make remaining payments until such time as Applied DNA performs its tasks as defined in the agreement which as of the date of this letter have not been completed.

True 2 Beauty, Inc.

March 20, 2015

Shares Eligible for Future Sale, page 36

17.	Clarify your reference to the 8,051,007 remaining shares that constitute your public float to explain what you mean by your reference to “remaining.”

Response to Comment 17

The inclusion of the word “remaining” was an error and has been eliminated.

Management’s Discussion and Anal ysis of Fin ancial Condition and Results of Opera tions

Critical Accounting Policies and Estimates, page 37

18.	As common stock issued to non-employees is a significant item in your consolidated financial statements, please revise to include a discussion of the valuation of common stock issued to non-employees within your critical accounting policies and estimates or tell us why you believe it is not necessary. Refer to Section V of SEC Release No. 33- 8350.

Response to Comment 18

We will revise our critical accounting policies and estimates to include a discussion of the valuation of common stock issued to non-employees within your critical accounting policies and estimates

Liquidity and Capital Resources, page 43

19.	Despite working capital decreasing from March 31, 2013 to March 31, 2014, you state that working capital increased in the second paragraph under Liquidity and Capital Resources. Please revise your disclosure or explain.

Response to Comment 19

We revised our disclosure to properly reflect the change in working capital.

Plan of Operations, page 47

20.	Please revise your disclosure to explain how your contract with Applied DNA Sciences is reflected in your Plan of Operations. In this regard, we note that you disclose on page F- 16 that you have two additional installments due, one of which was due and payable on February 1, 2015 and we presume was paid out of available cash on hand.

True 2 Beauty, Inc.

March 20, 2015

Response to Comment 20

We have revised our disclosure to discuss how our contract with Applied DNA Sciences is reflected in our Plan of Operations. We made a first installment to Applied DNA Sciences; however, we are waiting on certain tasks to be completed by Applied DNA Sciences prior to making other installment payments. As reflected in our response to Comment 16, these tasks have not been completed and we are exploring a permanent agreement with Applied DNA Sciences to integrate their services in our Plan of Operations.

Security Ownership of Certain Beneficial Owners and Management, page 53

21.	Please revise your table to include those holders of convertible notes that have the right to acquire in excess of 5% of your common stock upon conversion of the notes.

Response to Comment 21

We have revised our security ownership table to reflect those convertible note holders that have the right to acquire in excess of 5% of our common stock upon conversion of the notes.

Consolidated Financial Statements, March 31, 2014 and 2013

Notes to Consolidated Financial Statements

Note 2 – Basis of Presentation, Going Concern and Summary of Significant Accounting Policies

Stock-based compensation, page F-9

22.	You disclose that you have determined the fair value of your common stock issued to non-employees for services rendered, the settlement of accruals and other purposes, as disclosed on pages F-13, F-14, F-17 and F-28, to be $0.0551 per share. You also disclosed the price is based on recent sales of your common stock. We note the fair value you have assigned to shares issued to non-employees has remained the same over the fiscal years ended March 31, 2014 and 2013 through the 6 months ended September 30, 2014. Please tell us in detail how you determined the fair value of the shares issued to non-employees citing relevant accounting literature in your response. In your response, please tell us in detail how you considered ASC 505-50-30-2 and -6, including why you believe the fair value of the equity instruments issued was more readily measurable than the value of the goods and services received. Please finally address why the issuance price for the 6.954 million shares issued for cash and subscription receivables in fiscal 2013 was not used as a basis to value non-cash stock transactions at or around the date such issuance occurred.

Response to Comment 22

The Company looked at the guidance of ASB 505-50 Equity-based payments to Non-employees. Pursuant to ASB 505-50-30-2, Paragraph 505-50-30-6 establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.

True 2 Beauty, Inc.

March 20, 2015

Pursuant to 505-50-30-6, if the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued.

During fiscal 2013 and 2012 and the nine months ended December 31, 2014, the Company raised funds from the sale of its common stock at an average price of $.0551 per share to all investors. In general, the number of shares to be issued to consultants and service providers were negotiated using $.0551 per common share, the same price as investors. Additionally, no other fair value was indicated by the respective consultant or service provider through issuance of bills or time sheets and, on the date of the contract, no market conditions or performance commitments existed. Accordingly, the Company concluded that the fair value of the equity instruments issued in a share-based payment transaction was a more reliable fair value than the fair value of goods or services received. Additionally, the Company considered the volume and share price of shares traded in the open market on the OTC market and concluded that an active market was not present for the Company’s shares and the price paid by third party investors of $.0551 was a more reliable price that the quoted market price.

In connection with the 6.954 million shares issued for cash and subscription receivables in fiscal 2013, in fiscal 2012 the Company received $75,000 for stock subscription agreements that had not yet been executed at March 31, 2012, but were executed in fiscal 2013. Therefore the Company recorded these advances as additional paid-in capital at March 31, 2012.

In fiscal 2013 the Company executed the stock subscription agreements that incorporated the previously received $75,000 and issued 2,541,109 shares for $140,000 ($75,000 received in fiscal 2012 and $65,000 received in fiscal 2013) (or $0.0551 per share). The Company also recorded in fiscal 2013 shares issued for cash according to stock subscription agreements aggregating 4,412,600 for $233,180 (or $0.0551 per share).

In fiscal 2014 the Company received $8,000 for stock subscription agreements and issued 145,200 shares ($0.0551 / share).

Note 12 – Subsequent Events, page F-16

23.	Please tell us in detail how you will account for the convertible notes, citing relevant accounting literature. Based on your statement that “…the convertible instruments shall be accounted for as a derivative liability…” we are unclear as to whether you plan to classify the entirety of the convertible notes as a derivative liability or merely the embedded derivative. Please address this statement in your response and provide the supporting journal entries as needed to assist our understanding. Please show us how you calculated the derivative liability of $388,309 providing all the inputs if you determined the value via model.

True 2 Beauty, Inc.

March 20, 2015

Response to Comment 23

We have revised our disclosure to reflect that the fair value of the embedded derivatives was determined using the Binomial Option Pricing Model based on the following assumptions: (1) dividend yield of 0%; (2) expected volatility of 175% to 188%, (3) weighted average risk-free interest rate of 0.73% to 1.10%, (4) expected lives of 2.8 to 3.0 years, and (5) estimated fair value of the Company’s common stock from $0.02 to $0.05 per share. The initial fair value of the embedded debt derivative of approximately $419,000 was allocated as a debt discount up to the proceeds of the note ($383,125) with the remainder ($35,875) charged to current period operations as interest expense.

We made the following journal entries to reflect the initial derivative liability.

Dr. Discount of loan	25,000
Dr. Interest expense	35,875
	Cr. Derivative liabilities	60,875

Dr. Discount of loan	358,125
	Cr. Derivative liabilities	358,125

Interim Report, September 30, 2014, page F-19

24.	Please update your financial statements to comply with Rule 8-08 of Regulation S-X.

Response to Comment 24

We have updated our financials statement to reflect the nine month period ended December 31, 2014.

Notes to Unaudited Condensed Consolidated Financial Statements

Note 2 – Basis of Presentation, Going Concern and Summary of Significant Accounting Policies

Basis of Presentation, page F-23

25.	You state that you have prepared your unaudited condensed consolidated financial statements in accordance with “the instructions to Form 10-Q.” Please revise your disclosure to remove the reference to Form 10-Q or tell us why you have included it.

Response to Comment 25

We have revised our financial statement to remove the reference to Form 10-Q

True 2 Beauty, Inc.

March 20, 2015

Exhibits, page II-4

26.	Please file exhibits 3.5, 4.1, 4.2 and 4.3 to your registration statement. Currently, you indicate that such exhibits have been previously filed, however, we are unable to locate such exhibits.

Response to Comment 26

We have filed the mentioned exhibits in our amended registration statement.

Signatures, page II-6

27.	In the first paragraph in the section concerning the registration statement being signed on behalf of the registrant, the language has been changed from the language proscribed by Form S-1. Please revise your language preceding the Company’s signatures so it is consistent with the requirements of Form S-1. Refer to the signature page of Form S-1 and the related instructions.

Response to Comment 27

We have adjusted the language on the signatures page to be consistent with S-1 requirements.

28.	Please amend your filing to include your controller/principal accounting officer’s signature.

Response to Comment 28

We have added Principal Accounting Officer to Chief Financial Officer on the signature page.

In the event we request acceleration of the effective date of the pending registration statement, we acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

True 2 Beauty, Inc.

March 20, 2015

You may contact, William Bollander, CEO, at (800) 630-4190 or Mr. Fred Lehrer, the Company’s legal counsel, at (321) 972-8060 if you have any questions regarding responses and comments or with any other questions.

Sincerely,

/s/ William Bollander
William Bollander
CEO